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FOR IMMEDIATE RELEASE


Contact:    The Herman Group, Inc.
            800-992-6176
            Attention: Sherri Herman




                     PROM INVESTMENT PARTNERS EXTENDS OFFER



         NEW YORK, NEW YORK (November 27, 1996) -- PROM INVESTMENT PARTNERS L.L.C. has announced that its offer to purchase outstanding units of limited partnership interest of Prometheus Income Partners (the "Partnership") for $475 per Unit has been extended and is now scheduled to expire at 12:00 midnight, New York City time, on December 4, 1996. As of the close of business on November 26, 1996, Prom Investment Partners reasonably believed that approximately 698 Units had been tendered to it and not withdrawn.

         For additional information, contact The Herman Group, Inc., the Information Agent/Depositary for Offer by Prom Investment Partners, at 800-992-6176.